EXHIBIT 21.1

Subsidiaries of the Registrant

The Registrant has the following subsidiaries, which except as indicated, do business under their legal names:

NAME	PLACE OF INCORPORATION/ORGANIZATION
Ambulatory Infusion Therapy Specialist, Inc.	Texas
Dallas Nevada, Inc.	Nevada
DeAn Joint Venture	China
Doctors Practice Management, Inc.	Texas
DPM II, Inc.	Texas
Pasadena Nevada, Inc.	Nevada
Surgi+ Group, Inc.	Texas
Vista Community Medical Center, LLP d/b/a Vista Medical Center Hospital	Texas
Vista Dallas, LLC	Texas
Vista Healthcare, Inc.	Texas
Vista Holdings, LLC	Louisiana
Vista Hospital of Baton Rouge, LLC d/b/a Vista Surgical Hospital of Baton Rouge	Louisiana
Vista Hospital of Dallas, LLP d/b/a Vista Hospital of Dallas	Texas
Vista Land and Equipment, LLC	Texas
Vista Medical Management, LLC	Louisiana
Vista Surgical Center West, LLC	Texas